

July 16, 2015

Via E-mail
Michael G. Atieh
Chief Financial Officer
Ophthotech Corporation
One Penn Plaza, 19th Floor
New York, NY 10119

> **Re:** **Ophthotech Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-36080**

Dear Mr. Atieh:

We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Intellectual Property, page 48

1. We note your disclosure regarding your patent portfolio which you have provided in bullet point format on page 49. Please revise your disclosure regarding your patents and patent applications to provide the following information:

   - Please specify which of your patents and patents applications are owned and which are licensed. For the patents and patent applications which are licensed, please specify from whom they are licensed;

   - Please disclose in which jurisdictions your patents have been granted and which jurisdictions your patent applications are currently pending. In this regard we note that you provide this information in some of your bullet points but not in others; and
   - Please provide the expected expiration dates if your pending patent applications are approved. Please provide this information separately from the expiration dates of your approved patents where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director